UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RTW Retailwinds, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-32315	33-1031445
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

330 West 34th Street, 9th Floor, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Sheamus Toal

(212-884-2000)

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

RTW Retailwinds, Inc. (together with its subsidiaries, the “Company”, “we” or “our) is a specialty women's omni-channel and digitally enabled retailer with a powerful multi-brand lifestyle platform providing curated fashion solutions that are versatile, on-trend, and stylish at a great value. The Company's portfolio includes branded merchandise from New York & Company, Fashion to Figure, Happy x Nature, and collaborations with Eva Mendes, Gabrielle Union and Kate Hudson. The Company's branded merchandise is sold exclusively at its retail locations and online.

The Company purchases finished apparel and accessories products both from importers and directly from manufacturers and is committed to ensuring that the products it sells are produced in a socially responsible way, including in compliance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

In furtherance of this commitment, the Company adopted a Conflict Minerals Policy to help ensure compliance with the purposes and requirements of the Rule regarding the presence of Conflict Minerals sourced from the Democratic Republic of the Congo or an adjoining country (each a “Covered Country”) in the Company’s supply chain. Conflict Minerals (also known as “3TG”) are defined as gold, cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten.

Pursuant to the Policy, the Company reviews its entire product line on an annual basis to determine whether any of the products it manufactures or contracts for manufacture contain any 3TG which is necessary to the product’s functionality or production (such minerals hereinafter referred to as “Necessary 3TG”). After completing this review for calendar year 2019, we determined that small quantities of Necessary 3TG, namely gold and tin, were contained in certain components of the Company’s products, specifically zippers, buttons and other trim items.

Based on this determination, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) about the source of the Necessary 3TG in the Company’s products for the reporting period ended December 31, 2019 in accordance with the requirements of the Rule and the instructions to Form SD.  The RCOI was reasonably designed to determine whether any of the Necessary 3TG contained in our products originated in a Covered Country or came from recycled or scrap sources.

To conduct the RCOI, we engaged and made inquiries of all of our in-scope direct suppliers that produced apparel and accessory products for the Company in 2019 that we believed could contain Necessary 3TG. We also directed these suppliers to make inquiries of their direct suppliers about the origin of the Necessary 3TG in our products.  We conducted our inquiry using the Conflict Minerals Reporting Template (“CMRT”) developed by Responsible Minerals Initiative.  As part of this process, we provided information and offered assistance to suppliers about the specifics of the Rule and the information requested in the CMRT.

Survey responses were received from 92 of the Company’s direct suppliers. The responding suppliers represent 94.4% of our unit volume for calendar year 2019. Our response rate was lower than in previous years as a result of the COVID-19 pandemic. We reviewed each completed response and followed up with our suppliers as necessary (via email, phone and through sourcing contacts) to gather additional information for responses requiring further clarification.  Based on the information provided by our suppliers, we do not have reason to believe that the Necessary 3TG contained in any of the products manufactured by or for the Company in 2019 may have originated from the Covered Countries.

As required by the Rule, we report on our 3TG sourcing annually, and this Form SD is publicly available on the Company’s website at http://www.nyandcompany.com/nyco/static/about/investor-relations/. The website and the information accessible through it are not incorporated into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RTW RETAILWINDS, INC.

By:	/s/ SHEAMUS TOAL
Sheamus Toal
Chief Executive Officer and Chief Financial Officer

Date: June 1, 2020

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